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                                                                       EXHIBIT 8

                               O'MELVENY & MYERS
                              400 S. Hope Street
                        Los Angeles, California  90071



                                    November
                                      16th
                                    1 9 9 5



                                                            412,190-015
                                                            LA1-685336


International Lease Finance Corporation
1999 Avenue of the Stars, 39th Floor
Los Angeles, CA  90067


          Re:  Certain Federal Income Tax Aspects
               of Market Auction Preferred Stock
               ----------------------------------


Gentlemen:

          You have requested our opinion concerning certain Federal income tax aspects of, and the treatment of dividends paid on, 1,000 shares of market auction preferred stock ("MAPS") which will be sold by International Lease Finance Corporation (the "Company") pursuant to a Registration Statement on Form S-3 filed with the Securities and Exchange Commission on November 16, 1995 (the "Registration Statement"). The MAPS will be issued in two series in accordance with the terms of Certificates of Determination proposed to be filed with the Secretary of State of California (collectively, the "Certificate") establishing the terms of the shares of the two series of MAPS.

          In connection with this opinion, we have examined such documents and matters of law and fact as we have considered appropriate, including the Registration Statement, the form of the Certificate, and the documents filed as exhibits to the Registration Statement.

          We understand and therefore assume that the Company will treat the MAPS as stock, and not debt, in the Company's tax returns, financial statements and other records, and for all
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other purposes.  However, the classification of an instrument as debt or equity for Federal income tax purposes depends on a number of different factors. There are no statutory provisions, regulations, or judicial decisions involving the appropriate classification for Federal income tax purposes of securities issued under circumstances comparable, and with terms substantially similar, to those of the MAPS, but we believe that there are relevant, existing authorities which strongly support treatment of the MAPS as equity for Federal income tax purposes. Included in these existing authorities is Rev. Rul. 90-27, in which the Internal Revenue Service (the "Service") considered certain Federal income tax aspects of "Dutch Auction Rate Preferred Stock" having terms and a related auction procedure similar to those pertaining to the MAPS. In the Revenue Ruling, the Service concluded that the Dutch Auction Preferred Stock represented equity and not debt for Federal income tax purposes. The Service further concluded that the 70% dividends-received deduction provided by section 243 of the Internal Revenue Code of 1986, as amended (the "Code"), would be available with respect to dividends paid on the Dutch Auction Preferred Stock to corporate holders thereof; however, the Service also stated that under different facts, i.e., a situation where the holder of the Dutch Auction Preferred Stock had the legal or practical assurance that in the case of a failed auction it would be able to sell its Dutch Auction Preferred Stock, the dividends-received deduction would not or might not be available.

          Although the facts pertaining to the MAPS are not identical to those discussed in Rev. Rul. 90-27, we believe that the factual differences are not material and accordingly that the favorable conclusions reached by the Service in that Revenue Ruling should apply to the MAPS. It should be noted in this connection that the Service might change its position as indicated in the Revenue Ruling, or might assert that the facts considered in the Ruling are distinguishable from those pertaining to the MAPS and, therefore, that the Revenue Ruling is not relevant to characterization of the MAPS for Federal income tax purposes. However, in our opinion, if the Service were to contest the characterization of the MAPS as equity for Federal income tax purposes, or otherwise contest the availability of the dividends-received deduction with respect to dividends paid to corporate holders of the MAPS, a court, in any judicial proceeding in which the issues were properly presented, would resolve the issues in a manner consistent with our opinion set forth below.
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Page 3 - International Lease Finance Corporation - November 16, 1995

          Based on the foregoing, it is our opinion that under current law, for Federal income tax purposes:

          (1)  The MAPS will be treated as stock of the Company.

          (2) Distributions by the Company to holders of MAPS (other than distributions in redemption of shares of MAPS to which section 302 of the Code applies) will, to the extent of the Company's current and accumulated earnings and profits as calculated for Federal income tax purposes, constitute dividends under section 316 of the Code. Any such dividends will be subject to the potential application of the Extraordinary Dividend Rules of section 1059 of the Code.

          (3) Any dividends on the MAPS, as defined in section 316 of the Code, received by corporate holders will be eligible for the 70% dividends-received deduction provided by section 243 of the Code, subject to any actions taken by holders of MAPS (either directly or indirectly through related or pass-through entities) which affect compliance with the holding period requirements of section 246 including the diminution of the risk of loss, the Debt-Financed Portfolio Stock Rules of section 246A, and any other provisions of the Code relating to the status of the holders of the MAPS or their eligibility to obtain the benefit of the dividends-received deduction.

          In addition, in our opinion the statements contained in the Registration Statement under the heading "Federal Income Tax Consequences" fairly present the information required to be shown.

          Except as set forth above, we express no other opinion as to the tax consequences under Federal, state, local or other laws of acquiring or owning MAPS.

          This opinion is based on current authorities and upon facts and assumptions as of the date of this opinion. It is subject to change in the event of a change in the applicable law or change in the interpretation of such law by the courts or by the Internal Revenue Service, or a change, prior to the effective time of issuance of the MAPS, of any of the facts and assumptions upon which it is based. There is no assurance that legislative or administrative changes or court decisions may not be forthcoming which would significantly modify the statements and opinions expressed herein. Any such changes may or may not be retroactive with respect to transactions prior to the date of such changes. This opinion represents only counsel's best legal judgment, and has no binding effect or official status of any kind, so that no assurance can be given that the positions set forth above will be sustained by a court, if contested. No
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ruling will be obtained from the Internal Revenue Service with respect to the
Federal income tax aspects of the MAPS.

          We consent to the use of this opinion as an exhibit to the Registration Statement.

                                            Respectfully submitted,

                                            O'MELVENY & MYERS